UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*

                              EIGHT DRAGONS COMPANY
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                   023612 20 3
                                 (CUSIP Number)

                                David R. Earhart
                            Gray Reed & McGraw, P.C.
                           1601 Elm Street, Suite 4600
                               Dallas, Texas 75201
                                 (214) 954-4135
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 29, 2014
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), ss.240.13d-1(f) or ss.240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 2 of 10 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Wm. Christopher Reeder
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF; WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
    --------------------------------------------------------------------------

----------
(1) Based on 362,200 shares of common stock outstanding as of December 31, 2014.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 3 of 10 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rockport Petroleum, Inc.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF; WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     291,500
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     -0-
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       291,500
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     -0-
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
    --------------------------------------------------------------------------

----------
(1) Based on 362,200 shares of common stock outstanding as of December 31, 2014.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 4 of 10 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Reeder Energy Partners L.P.
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF; WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    PN
    --------------------------------------------------------------------------

----------
(1) Based on 362,200 shares of common stock outstanding as of December 31, 2014.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 5 of 10 Pages
---------------------                                         ------------------

1   NAMES OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Reeder Energy Holdings, LLC
    --------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [X]
                                                                       (b) [ ]
    --------------------------------------------------------------------------
3   SEC USE ONLY

    --------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF; WC
    --------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  [ ]

    --------------------------------------------------------------------------
6   CITZENSHIP OR PLACE OF ORGANIZATION

    TEXAS
    --------------------------------------------------------------------------
                  7  SOLE VOTING POWER
                     -0-
     NUMBER OF       ---------------------------------------------------------
      SHARES      8  SHARED VOTING POWER
    BENEFICIALLY     291,500
     OWNED BY        ---------------------------------------------------------
       EACH       9  SOLE DISPOSITIVE POWER
     REPORTING       -0-
      PERSON         ---------------------------------------------------------
       WITH      10  SHARED DISPOSITIVE POWER
                     291,500
                     ---------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,500
    --------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


    --------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    80.5% (1)
    --------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    OO
    --------------------------------------------------------------------------

----------
(1) Based on 362,200 shares of common stock outstanding as of December 31, 2014.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 6 of 10 Pages
---------------------                                         ------------------

     This Schedule 13D (this "STATEMENT") is filed by Wm. Christopher Reeder, in his individual capacity and on behalf of Rockport Petroleum, Inc. ("ROCKPORT"), Reeder Energy Partners L.P. ("REEDER ENERGY PARTNERS") and Reeder Energy Holdings, LLC ("HOLDINGS").

ITEM 1. SECURITY AND ISSUER

     This Statement relates to shares of the common stock, par value $0.0001 per share ("COMMON STOCK"), of Eight Dragons Company (the "COMPANY"). The address of the Company's principal executive office is 4925 Greenville Avenue, Suite 1400, Dallas, Texas 75206.

ITEM 2.  IDENTITY AND BACKGROUND

     (a) This Statement is filed by Mr. Reeder, Rockport, Reeder Energy Partners and Holdings (collectively the "REPORTING Persons").

     (b) The business address of the Reporting Persons is 4925 Greenville Avenue, Suite 1400, Dallas, Texas, 75206.

     (c) Mr. Reeder is the sole director, President and Chief Executive Officer of the Company and President of the other Reporting Persons. The name, present principal occupation or employment and business address of each director, manager and executive officer of the other Reporting Persons are set forth in Schedule A hereto.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Reeder is a citizen of the United States of America.  Rockport is a
         Texas   corporation.   Reeder  Energy   Partners  is  a  Texas  limited
         partnership. Holdings is a Texas limited liability company.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 7 of 10 Pages
---------------------                                         ------------------

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Rockport acquired the Common Stock of the Company with funds made available to Rockport as a result of the purchase by Reeder Energy Partners of a controlling interest in Rockport. Reeder Energy Partners made such purchase with its working capital.

ITEM 4. PURPOSE OF TRANSACTION.

     The purpose of the acquisition of the Common Stock of the Company was to acquire control of the Company. The Reporting Persons do not have any specific plans or proposals which relate to or would result in the acquisition or disposition of additional securities of the Company; any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any material change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; any changes in the Company's Certificate of Incorporation, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or any action similar to any of those enumerated above; but the Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Persons beneficially own 291,500 shares, or 80.50% (as calculated pursuant to Rule 13d-3 under the Exchange Act), of the Common Stock.

     (b) Rockport has sole power to direct the vote and disposition of such shares. With respect to all of such shares described in Item 5(a) above, Mr. Reeder, Reeder Energy Partners and Holdings have shared power to direct the vote and shared power to dispose or direct the disposition of such shares.

     (c) During the past 60 days none of the Reporting Persons has entered into any transactions involving the Company's securities.

     (d) See Item 3 above.

     (e) Not applicable.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 8 of 10 Pages
---------------------                                         ------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1 - Joint filing agreement of the Reporting Persons.

                                  SCHEDULE 13D
---------------------                                         ------------------
CUSIP NO. 023612 20 3                                         Page 9 of 10 Pages
---------------------                                         ------------------

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: February 12, 2015

                                          /s/ Wm. Christopher Reeder
                                          -----------------------------------
                                          Wm. Christopher Reeder


                                          ROCKPORT PETROLEUM, INC.


                                          By: /s/ Wm. Christopher Reeder
                                             -----------------------------------
                                             Wm. Christopher Reeder
                                             Chief Executive Officer


                                          REEDER ENERGY PARTNERS L.P.

                                          By: Reeder Energy Holdings, LLC


                                          By: /s/ Wm. Christopher Reeder
                                             -----------------------------------
                                             Wm. Christopher Reeder
                                             President


                                          REEDER ENERGY HOLDINGS, LLC


                                          By: /s/ Wm. Christopher Reeder
                                             -----------------------------------
                                             Wm. Christopher Reeder
                                             President

                                  SCHEDULE 13D
---------------------                                        -------------------
CUSIP NO. 023612 20 3                                        Page 10 of 10 Pages
---------------------                                        -------------------

                                                                      SCHEDULE A

                   DIRECTORS, MANAGERS AND EXECUTIVE OFFICERS
                            OF THE REPORTING PERSONS

     The following sets forth the name, position and principal occupation of each director, manager and executive officer of each of the Reporting Persons, other than Mr. Reeder. Each such natural person is a citizen of the United States of America. Except as otherwise indicated, the business address of each person is 4925 Greenville Avenue, Suite 1400, Dallas, Texas 75206. To the best of the Reporting Persons' knowledge, except as set forth in this Statement, none of such persons own any shares of Common Stock.

ROCKPORT PETROLEUM, INC

       Name                                       Position
       ----                                       --------

Wm. Christopher  Reeder        Chairman of the Board and Chief Executive Officer
Bryan T. Reeder                President,  Chief Executive Officer and Director
Robert S. Shuey III*           Director
Steven A. Cook                 Chief Financial Officer and Secretary

REEDER ENERGY PARTNERS L.P.

       Name                                       Position
       ----                                       --------

Reeder Energy Holdings, LLC    General Partner

REEDER ENERGY HOLDINGS, LLC

       Name                                       Position
       ----                                       --------

Martha Carol Bright Reeder     Manager
Wm. Christopher Reeder         Manager and President
Bryan T. Reeder                Manager
Caroline Bright Reeder         Manager and Secretary

* Mr. Shuey's principal occupation is serving as Chief Executive Officer of Pegasus Funds LLC. Its business address is 12720 Hillcrest Road, Suite 750, Dallas Texas 75225.